

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2015

Via e-mail
Yulong Zhu
Chief Executive Officer
Yulong Eco-Materials Limited
Eastern End of Xiwuzhuang Village
Jiaodian Town, Xinhua Area
Pingdingshan, Henan Province
People's Republic of China

> **Re:** **Yulong Eco-Materials Limited**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 21, 2015**
> **File No. 333-201170**

Dear Mr. Zhu:

We have reviewed your registration statement and have the following comments.

The Offering, page 4

1. You state in your supplemental response to comment 5 of our letter dated April 10, 2015 that you do not state that you will require the proceeds from this offering to make your recycling plant operational, but that you will "complete the recycling plant by purchasing an additional 70 haul trucks." Please revise your disclosure here and on page 27 to accurately reflect your use of the proceeds of this offering to purchase trucks rather than to complete your recycling plant.

Use of Proceeds, page 27

2. Please clarify whether you will use the capital contribution method or loan method to remit the proceeds of this offering to your operating companies in China.

3. Please clarify how long the funds that you will be placing into an account for the sole purpose of indemnifying the underwriters' representative will be restricted from your use, here and on page 85.

You may contact Patricia Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pam Long
Assistant Director

cc: Francis Chen, Esq. (*via e-mail*)
        LKP Global Law, LLP